

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

December 7, 2015

Via E-mail
Paul Rivett
President
Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario Canada
M5J 2N7

Re: **Fairfax Financial Holdings Limited**
 40-F for Fiscal Year Ended December 31, 2014
 Filed March 6, 2015
 Amendment No. 1 to 40-F for Fiscal Year Ended December 31, 2014
 Filed May 6, 2015
 File No. 1-31556

Dear Mr. Rivett:

 We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

General

1. You state on page 3 of Exhibit 99.4 to the 40-F that you have a 41.4% interest in Gulf Insurance. The Syrian Kuwaiti Insurance Company website states that Syrian Kuwaiti Insurance is a member of the Gulf Insurance Company, which currently holds 38.96% of Syrian Kuwaiti Insurance Company's capital. On pages 91 and 110 of Exhibit 9.2 to the 40-F you state that your International geographic segment includes countries located in Africa, a region that includes Sudan.

 Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Paul Rivett
Fairfax Financial Holdings Limited
December 7, 2015
Page 3

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance

        Derek Bulas
        General Counsel
        Fairfax Financial Holdings Limited